Exhibit 3.1

CERTIFICATE OF DESIGNATIONS

OF

7.00% SERIES A CUMULATIVE REDEEMABLE PREFERRED STOCK

OF

HALL OF FAME RESORT & ENTERTAINMENT COMPANY

Pursuant to the General Corporation Law of the State of Delaware

Hall of Fame Resort & Entertainment Company, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies that, pursuant to authority conferred upon the Board of Directors of the Corporation (the “Board of Directors”) by the provisions of the Amended and Restated Certificate of Incorporation of the Corporation, which authorize the issuance of not more than 5,000,000 shares of preferred stock, par value $0.0001 per share, the following resolutions were duly adopted by the Board of Directors on September 22, 2020, in accordance with the General Corporation Law of the State of Delaware (the “General Corporation Law”):

RESOLVED, that, in accordance with the provisions of the Amended and Restated Certificate of Incorporation, the Bylaws of the Corporation, and applicable law, a series of Preferred Stock, par value $0.0001 per share, of the Corporation be, and hereby is, created, and that the designation and number of shares of such series, and the voting and other powers, designations, preferences and relative, participating, optional or other rights, and the qualifications, limitations and restrictions thereof, of the shares of such series, are as follows:

Section 1. Designation. The designation of the series of preferred stock shall be “7.00% Series A Cumulative Redeemable Preferred Stock” (the “Series A Preferred Stock”). Each share of Series A Preferred Stock shall be identical in all respects to every other share of Series A Preferred Stock, other than with respect to the Mandatory Redemption Date thereof as described in Section 6(b) hereof. Series A Preferred Stock will rank equally with Parity Stock, if any, will rank senior to Junior Stock and will rank junior to Senior Stock, if any, with respect to the payment of dividends and the distribution of assets in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

Section 2. Number of Shares. The number of authorized shares of Series A Preferred Stock shall be 52,800. That number from time to time may be increased (but not in excess of the total number of authorized shares of preferred stock) by further resolution duly adopted by the Board of Directors or any duly authorized committee of the Board of Directors and by the filing of a certificate pursuant to the provisions of the General Corporation Law stating that such increase has been so authorized. The Corporation shall have the authority to issue fractional shares of Series A Preferred Stock.

Section 3. Definitions. As used herein with respect to Series A Preferred Stock:

“Business Day” means each Monday, Tuesday, Wednesday, Thursday or Friday on which banking institutions are not authorized or obligated by law, regulation or executive order to close in New York, New York or in Canton, Ohio.

“Depositary Company” shall have the meaning set forth in Section 6(f) hereof.

“Dividend Payment Date” shall have the meaning set forth in Section 4(a) hereof.

“Dividend Period” shall have the meaning set forth in Section 4(a) hereof.

“Dividend Record Date” shall have the meaning set forth in Section 4(a) hereof.

“DTC” means The Depository Trust Company, together with its successors and assigns.

“First Extension” shall have the meaning set forth in Section 6(b) hereof.

“Issue Date” means, with respect to any share of Series A Preferred Stock, the date on which such share of Series A Preferred Stock is issued by the Corporation.

“Junior Stock” means the Corporation’s common stock and any other class or series of stock of the Corporation hereafter authorized over which Series A Preferred Stock has preference or priority in the payment of dividends or in the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

“Mandatory Redemption Date” shall have the meaning set forth in Section 6(b) hereof.

“Optional Redemption Date” shall have the meaning set forth in Section 6(a) hereof.

“Original Issue Date Price” means $1,000.00 per share of Series A Preferred Stock, as appropriately adjusted for stock splits, stock dividends, combinations, and subdivisions of Series A Preferred Stock.

“Parity Stock” means any other class or series of stock of the Corporation hereafter authorized that ranks on a par with the Series A Preferred Stock in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of the Corporation.

“Redemption Date” means either an Optional Redemption Date or the Mandatory Redemption Date, as applicable.

“Redemption Price” shall have the meaning set forth in Section 6(c) hereof.

“Senior Stock” means any class or series of stock of the Corporation hereafter authorized which has preference or priority over the Series A Preferred Stock as to the payment of dividends or in the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the Corporation.

“Series A Preferred Stock” shall have the meaning set forth in Section 1 hereof.

Section 4. Dividends.

(a)       Rate. Each holder of a share of Series A Preferred Stock is entitled to receive, with respect to each such share, and the Corporation is mandatorily obligated to declare, out of funds of the Corporation legally available for the payment of dividends, cumulative preferential cash dividends, at the rate of 7.00% per annum, on the sum of (i) the Original Issue Date Price of such share plus (ii) all accrued and unpaid dividends on such share. Dividends on any share of Series A Preferred Stock shall be cumulative from the date of original issue of such share and shall be payable quarterly in arrears on or before the 15th day of January, April, July and October of each year, or on the next succeeding Business Day if such day is not a Business Day (each, a “Dividend Payment Date”). The period from, and including, the date of issuance of any share of Series A Preferred Stock or any Dividend Payment Date to, but excluding, the next Dividend Payment Date is a “Dividend Period.” The first dividend on the Series A Preferred Stock is scheduled to be paid on October 15, 2020 (if any share of Series A Preferred Stock is then outstanding). Any dividend payable on the Series A Preferred Stock will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in the stock records of the Corporation at the close of business on the applicable record date, which shall be the last day of the calendar month first preceding the applicable Dividend Payment Date (each, a “Dividend Record Date”).

(b)       Cumulative Dividends. No dividends on shares of Series A Preferred Stock shall be paid or set apart for payment by the Corporation if such payment is restricted or prohibited by law or by a contract that has been approved in accordance with Section 4(d) hereof. If payment of any dividend on the Series A Preferred Stock is restricted or prohibited by law or by contract, then the Corporation shall notify the holders of record of the Series A Preferred Stock of such fact. Notwithstanding the foregoing, dividends on each share of Series A Preferred Stock will accrue, in accordance with Section 4(a) hereof, whether or not the Corporation has earnings, whether or not there are funds legally available for the payment of such dividends, whether or not payment is restricted or prohibited by law or by contract, and whether or not such dividends are declared. Any dividend payment made on any share of Series A Preferred Stock shall first be credited against the earliest accrued and unpaid dividend due with respect to such share.

(c)       Priority of Dividends. So long as any share of Series A Preferred Stock remains outstanding, (i) no dividend shall be declared or paid or set aside for payment, and no distribution shall be declared or made or set aside for payment, on any Junior Stock, other than a dividend payable solely in shares of Junior Stock; (ii) no shares of Junior Stock shall be repurchased, redeemed or otherwise acquired for consideration by the Corporation, directly or indirectly (other than as a result of a reclassification of Junior Stock for or into other Junior Stock, or the exchange or conversion of one share of Junior Stock for or into another share of Junior Stock, and other than through the use of the proceeds of a substantially contemporaneous sale of other shares of Junior Stock), nor shall any monies be paid to or made available for a sinking fund for the redemption of any such Junior Stock by the Corporation; and (iii) no shares of Parity Stock shall be repurchased, redeemed or otherwise acquired for consideration by the Corporation, directly or indirectly, other than pursuant to pro rata offers to purchase all, or a pro rata portion, of the Series A Preferred Stock and such Parity Stock, except by conversion into or exchange for Junior Stock, in each case, unless all accrued dividends on all outstanding shares of Series A Preferred Stock have been paid in full. The foregoing limitations do not apply to purchases or acquisitions of the Corporation’s Junior Stock pursuant to any employee or director incentive or benefit plan or arrangement (including any employment, severance or consulting agreement) of the Corporation or any subsidiary of the Corporation heretofore or hereafter adopted. Subject to the succeeding sentence, for so long as any shares of Series A Preferred Stock remain outstanding, no dividends shall be declared or paid or set aside for payment on any Parity Stock for any period unless all accrued dividends on all outstanding shares of Series A Preferred Stock have been paid in full. To the extent the Corporation cannot make full payment of any dividends on the Series A Preferred Stock and on any Parity Stock, the Corporation will allocate the dividend payments on a pro rata basis among the holders of the shares of Series A Preferred Stock and the holders of any Parity Stock then outstanding. For purposes of calculating the pro rata allocation of partial dividend payments, the Corporation will allocate dividend payments based on the ratio between the total dividend payments then due on the outstanding shares of Series A Preferred Stock and the total dividend payments then due on the outstanding shares of Parity Stock. Subject to the foregoing, and not otherwise, such dividends (payable in cash, stock or otherwise) as may be determined by the Board of Directors or any duly authorized committee of the Board of Directors may be declared and paid on any Junior Stock from time to time out of any funds legally available therefor, and the shares of Series A Preferred Stock shall not be entitled to participate in any such dividend.

(d)       Restrictions on Dividends Require Consent. The Corporation shall not enter into or permit to exist any contract, agreement, or arrangement that prohibits or restricts the Corporation from paying dividends on the Series A Preferred Stock, unless such contract, agreement, or arrangement has been approved in writing, in advance, by the holders of a majority of the then-outstanding shares of Series A Preferred Stock.

Section 5. Liquidation Preference.

(a)       Liquidation. Upon the occurrence of any Liquidation Event (as defined in Section 5(d) hereof), the holders of the Series A Preferred Stock shall be entitled to be paid, out of the assets of the Corporation legally available for distribution to its stockholders, a liquidation preference of the Original Issue Date Price per share plus an amount equal to any accrued and unpaid dividends to the date of payment (calculated in accordance with Section 4(a) hereof), before any distribution of assets is made to holders of any Junior Stock. Any accrued and unpaid dividends on the Series A Preferred Stock, calculated in accordance with Section 4(a) hereof, are referred to as “Unpaid Series A Dividends.”

(b)       Partial Payment. If the assets of the Corporation are not sufficient to pay in full the liquidation preference (including any Unpaid Series A Dividends) to all holders of Series A Preferred Stock and all holders of any Parity Stock, the amounts paid to the holders of Series A Preferred Stock and to the holders of Parity Stock shall be pro rata in accordance with the respective aggregate liquidation preferences (including any Unpaid Series A Dividends) of Series A Preferred Stock and Parity Stock. For purposes of calculating the pro rata allocation of such liquidation preferences, the Corporation will allocate such liquidation preferences (including any Unpaid Series A Dividends) based on the ratio between the total liquidation preferences (including any Unpaid Series A Dividends) then due on the outstanding shares of Series A Preferred Stock and the total liquidation preferences (including any accrued and unpaid dividends) then due on the outstanding shares of Parity Stock.

(c)       Residual Distributions. If the liquidation preference (including any Unpaid Series A Dividends) has been paid in full to all holders of Series A Preferred Stock and all holders of any Parity Stock, the holders of Junior Stock shall be entitled to receive all remaining assets of the Corporation according to their respective rights and preferences.

(d)       Merger, Consolidation and Sale of Assets. For purposes of this Section 5, a “Liquidation Event” shall include any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation. For purposes of clarification:

(i)       The sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property and assets of the Corporation shall be deemed a Liquidation Event, unless the holders of a majority of the then-outstanding shares of Series A Preferred Stock agree in writing, prior to the closing of any such transaction, that such transaction will not be considered a Liquidation Event for purposes hereof.

(ii)       A merger, consolidation or any other business combination transaction of the Corporation into or with any other corporation or person, or the merger, consolidation or any other business combination transaction of any other corporation or person into or with the Corporation (any of the foregoing, a “Business Combination Transaction”) shall not be deemed a Liquidation Event, so long as either (A) the holders of a majority of the then-outstanding shares of Series A Preferred Stock agree in writing, prior to the closing of any such Business Combination Transaction, that such Business Combination Transaction will not be considered a Liquidation Event for purposes hereof, or (B) such Business Combination Transaction would not adversely affect the holders of the Series A Preferred Stock or the powers, designations, preferences and other rights of the Series A Preferred Stock. Any Business Combination Transaction that does not satisfy the requirements of the immediately preceding sentence shall be deemed a Liquidation Event.

Section 6. Redemption.

(a)       Optional Redemption. The Corporation, at the option of and on the date specified by the Board of Directors or any duly authorized committee of the Board of Directors, may redeem for cash, out of funds legally available therefor, in whole or in part, the shares of Series A Preferred Stock at the time outstanding, upon notice given as provided in Section 6(d) hereof (such redemption date, the “Optional Redemption Date”), at a price per share equal to the Redemption Price for such share as of the Optional Redemption Date.

(b)       Mandatory Redemption. On the date that is sixty (60) months after the Issue Date for any share of Series A Preferred Stock (as may be extended pursuant to this Section 6(b), the “Mandatory Redemption Date”), the Corporation shall redeem for cash, out of funds legally available therefor, such share of Series A Preferred Stock, at a price per share equal to the Redemption Price for such share as of the Mandatory Redemption Date; provided, however, that (i) holders of a majority of the then-outstanding shares of Series A Preferred Stock may extend the Mandatory Redemption Date for any share of Series A Preferred Stock by twelve (12) months (i.e., to a date that is seventy-two (72) months after the Issue Date for such share) by furnishing to the Corporation, no later than thirty (30) days before the then-scheduled Mandatory Redemption Date for such share, written notice of such extension (the “First Extension”), and (ii) if the First Extension is exercised, then holders of a majority of the then-outstanding shares of Series A Preferred Stock may extend the Mandatory Redemption Date for any share of Series A Preferred Stock by an additional twelve (12) months (i.e., to a date that is eighty-four (84) months after the Issue Date for such share) by furnishing to the Corporation, no later than thirty (30) days before the then-scheduled Mandatory Redemption Date for such share, written notice of such extension. The Corporation shall provide the notice specified in Section 6(d) hereof in connection with a redemption pursuant to this Section 6(b). This Section 6(b) may be waived by each holder with respect to any share of Series A Preferred Stock held by such holder.

(c)       Redemption Price. The redemption price for each share of Series A Preferred Stock redeemed pursuant to Sections 6(a) or 6(b) hereof shall be equal to the liquidation preference for such share, calculated in accordance with Section 5(a) hereof (the “Redemption Price”). If a Redemption Date falls after a Dividend Record Date and prior to the corresponding Dividend Payment Date, the holder of any share of Series A Preferred Stock redeemed at the close of business on such Dividend Record Date shall be entitled to the dividend payable on such share on the corresponding Dividend Payment Date, notwithstanding the redemption of such share before such Dividend Payment Date.

(d)       Notice of Redemption. Notice of every redemption of shares of Series A Preferred Stock shall be mailed by first class mail, postage prepaid, addressed to the holders of record of such shares to be redeemed at their respective last addresses appearing on the stock register of the Corporation. Such mailing shall be at least thirty (30) calendar days and not more than sixty (60) calendar days before the Redemption Date. Any notice mailed as provided in this Section 6(d) shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail, or any defect in such notice or in the mailing thereof, to any holder of shares of Series A Preferred Stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Series A Preferred Stock. Each notice shall state (i) the Redemption Date; (ii) the number of shares of Series A Preferred Stock to be redeemed (and, if fewer than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder); (iii) the Redemption Price; (iv) the place or places where the certificates for such shares are to be surrendered for payment of the Redemption Price; and (v) that dividends on the shares to be redeemed will cease to accrue on the Redemption Date. Notwithstanding the foregoing, if the Series A Preferred Stock is held in book-entry form through DTC, the Corporation may give such notice in any manner permitted by DTC.

(e)       Partial Redemption. In case of any redemption of only part of the shares of Series A Preferred Stock at the time outstanding, the shares of Series A Preferred Stock to be redeemed shall be selected pro rata from the holders of record of Series A Preferred Stock in proportion to the number of Series A Preferred Stock held by such holders. Subject to the provisions of this Section 6, the Board of Directors or any duly authorized committee of the Board of Directors shall have full power and authority to prescribe the conditions upon which shares of Series A Preferred Stock shall be redeemed from time to time.

(f)       Effectiveness of Redemption. If notice of redemption has been duly given in accordance with Section 6(d) hereof, and if on or before the Redemption Date specified in the notice all funds necessary for the redemption have been set aside by the Corporation, separate and apart from its other funds, in trust for the pro rata benefit of the holders of the shares called for redemption, so as to be and continue to be available therefor, or deposited by the Corporation with a bank or trust company selected by the Board of Directors or any duly authorized committee of the Board of Directors (the “Depositary Company”) in trust for the pro rata benefit of the holders of the shares called for redemption, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation, on and after the Redemption Date all shares so called for redemption shall cease to be outstanding, all dividends with respect to such shares shall cease to accrue, and all rights with respect to such shares shall forthwith on such redemption date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption from the Corporation or from the Depositary Company after the redemption date from the funds so set aside or deposited, without interest. The Corporation shall be entitled to receive from the Depositary Company, from time to time, any interest accrued on such funds, and the holders of any shares called for redemption shall have no claim to any such interest. Any funds so deposited and unclaimed at the end of three (3) years after the redemption date shall, to the extent permitted by law, be released or repaid to the Corporation, and in the event of such repayment to the Corporation, the holders of record of the shares so called for redemption shall be deemed to be unsecured creditors of the Corporation for an amount equivalent to the amount set aside or deposited as stated above for the redemption of such shares and so repaid to the Corporation, but shall in no event be entitled to any interest thereon. If any share of Series A Preferred Stock is not redeemed on the Redemption Date for such share for any reason (including without limitation, because the Corporation is unable to lawfully pay the Redemption Price for such share), then such share of Series A Preferred Stock will remain outstanding and will be entitled to, without interruption, all of the rights, preferences and powers as provided herein.

Section 7. Voting Rights.

(a)       No Voting Rights. Holders of the Series A Preferred Stock shall not have any voting rights except as required by law. To the extent that voting rights otherwise required by law can be waived or released, such voting rights are hereby waived and released.

(b)       Procedures for Voting and Consents. As to all matters for which voting by class is specifically required by law and such voting rights cannot be waived or released, each outstanding share of Series A Preferred Stock shall be entitled to one vote. The rules and procedures for calling and conducting any meeting of the holders of Series A Preferred Stock (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such meeting, the obtaining of written consents and any other aspect or matter with regard to such a meeting or such consents shall be governed by any rules the Board of Directors or any duly authorized committee of the Board of Directors, in its reasonable discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Certificate of Incorporation and Bylaws of the Corporation and to applicable law.

Section 8. Sinking Fund. The Series A Preferred Stock shall not be subject to any sinking fund.

Section 9. Preemption and Conversion. The holders of Series A Preferred Stock shall not have any rights of preemption or rights to convert such Series A Preferred Stock into shares of any other class of capital stock of the Corporation.

Section 10. Rank. Notwithstanding anything set forth in the Certificate of Incorporation or this Certificate of Designations to the contrary, the Board of Directors or any authorized committee of the Board of Directors, without the vote of the holders of the Series A Preferred Stock, may authorize and issue additional shares of Junior Stock or Parity Stock. The Corporation shall not issue any Senior Stock that prohibits or restricts the Corporation from paying dividends on the Series A Preferred Stock, without the vote of the holders of a majority of the then-outstanding shares of Series A Preferred Stock.

Section 11. Repurchase or Sale. Except as specifically permitted herein, the Corporation (a) shall not purchase or sell Series A Preferred Stock from time to time without the prior written consent of holders of a majority of the then-outstanding shares of Series A Preferred Stock, and (b) shall not use any of its funds for any such purchase when there are reasonable grounds to believe that the Corporation is, or by such purchase would be, rendered insolvent.

Section 12. Unissued or Reacquired Shares. Shares of Series A Preferred Stock (a) not issued within four (4) years after the date the first share of Series A Preferred Stock is issued, or (b) which have been issued and redeemed or otherwise purchased or acquired by the Corporation, shall be restored to the status of authorized but unissued shares of preferred stock without designation as to series.

Section 13. Attorneys’ Fees. In the event any suit, action, or proceeding is instituted by the holder of Series A Preferred Stock and the Corporation, in connection with the breach, enforcement, or interpretation of the terms and provisions of this Certificate, the prevailing party therein shall be entitled to the award of reasonable attorneys’ fees and related costs, in addition to any other relief to which the prevailing party may be entitled.

Section 14. Amendment. This Certificate of Designations shall not, without the affirmative consent or vote of the holders of a majority of the then-outstanding shares of Series A Preferred Stock, be amended in any manner that would adversely affect the holders of the Series A Preferred Stock or the powers, designations, preferences and other rights of the Series A Preferred Stock.

[Signature page follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designations to be executed by its duly authorized officer on this 8th day of October, 2020.

HALL OF FAME RESORT &
ENTERTAINMENT COMPANY

/s/ Michael Crawford
Name:	Michael Crawford
Title:	President and CEO

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